UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)*

UroGen Pharma Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
 (Title of Class of Securities)

M96088105
 (CUSIP Number)

18 May, 2023 (1)
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This Statement on Schedule 13G also serves as a Statement on Schedule 13G reporting holdings as of 31 Dec, 2022.

CUSIP No. M96088105	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Menora Mivtachim Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,919,002.90 (*) (**)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
2,919,002.90 (*) (**)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,919,002.90 (*) (**)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.45% (*) (**) (***)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(*) This figure is as of May 18, 2023. On December 31, 2022, this figure was 2,919,002.90.

(**) The beneficial ownership of the securities reported herein is described in Item 4(a).

(***) Based on 23,453,672 Ordinary Shares outstanding as of May 19, 2023 (as reported on Bloomberg LP). On 31 December 2022, this figure was 12.64% Based on 23,090,039 Ordinary Shares outstanding as of November 7, 2022 (as reported by the issuer in its 10-Q report filed with the Securities and Exchange Commission on November 10, 2022).

CUSIP No. M96088105	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Menora Mivtachim Pensions and Gemel Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,536,518 (*) (**)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
2,536,518 (*) (**)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,536,518 (*) (**)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.82% (*) (**) (***)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(*) This figure is as of May 18, 2023. On December 31, 2022, this figure was 2,536,518.

(**) The beneficial ownership of the securities reported herein is described in Item 4(a).

(***) Based on 23,453,672 Ordinary Shares outstanding as of May 19, 2023 (as reported on Bloomberg LP). On 31 December 2022, this figure was 10.98% Based on 23,090,039 Ordinary Shares outstanding as of November 7, 2022 (as reported by the issuer in its 10-Q report filed with the Securities and Exchange Commision on November 10, 2022 ).

Item 1.	(a)	Name of Issuer:

UroGen Pharma Ltd.

(b)	Address of Issuer's Principal Executive Offices:

400 Alexander Park, Princeton, New Jersey 08540.

Item 2.	(a)	Name of Person Filing:

Menora Mivtachim Holdings Ltd.

Menora Mivtachim Pensions and Gemel Ltd.

(b)	Address of Principal Business Office:

Menora Mivtachim Holdings Ltd. – Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel

Menora Mivtachim Pensions and Gemel Ltd. – Menora House, 23 Jabotinsky St., Ramat Gan 5251102, Israel

(c)	Citizenship or Place of Incorporation:

Menora Mivtachim Holdings Ltd. – Israel

Menora Mivtachim Pensions and Gemel Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M96088105

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

As of December 31, 2022, the securities reported herein were beneficially owned as follows:

•	2,536,518 ordinary shares (representing 10.98% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Pensions and Gemel Ltd.;

•	25,735 ordinary shares (representing 0.11% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.;

•	356,750 ordinary shares (representing 1.54% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Insurance Ltd.;

As of May 18, 2023, the securities reported herein were held as follows:

•	2,536,518 ordinary shares (representing 10.82% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Pensions and Gemel Ltd.;

•	25,735 ordinary shares (representing 0.11% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.;

•	356,750 ordinary shares (representing 1.52% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Insurance Ltd.;

The securities reported herein are beneficially owned by Menora Mivtachim Holdings Ltd. ("Menora Holdings") and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. The economic interest or beneficial ownership in a portion of the securities covered by this report (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the mutual funds, provident funds, or pension funds, as the case may be.  This statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by this statement on Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2023

Menora Mivtachim Holdings Ltd.

By:	/s/ Ran Kalmi /s/ Nir Moroz
Title:	CFO CIO

Menora Mivtachim Pensions and Gemel Ltd.

By:	/s/ Ran Kalmi /s/ Nir Moroz
Title:	Authorized signatory, Authorized signatory

* Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 1 to this Schedule 13G.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of June 12, 2023.